X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

07022825

DELIVERED BY MAIL

SUPPL

April 10, 2007

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated April 10, 2007
- Material Change Report dated April 10, 2007

PROCESSED
APR 2 6 2007
THOMSON
FINANCIAL

Sincerely,

X-CAL RESOURCES LTD.

Sharon MacLellan

Sharon MacLellan

sml/
encl

dw 4/24

X-Cal Resources Ltd.

TSX/XCL **News Release** **April 10, 2007**

EXPLORATION and DEVELOPMENT DRILLING CONTINUES AT SLEEPER

The Sleeper Gold Project is progressing well on several fronts. The District Scale (30 square mile) Gold Property, located in Humboldt County Nevada, is 100% owned by X-Cal Resources Ltd.

1. At the Facilities Area: the holes necessary to publish resource numbers within NI-43-101 parameters by calendar year-end are being drilled. The Facilities Area is approximately 2,950 feet (900 meters) long and 1,300 feet (400 meters) wide. Within this area previous exploration programs had completed 178 drill holes.

During 2007 X-Cal has completed 23 reverse-circulation (RC) and 4 core holes to date. An additional 30 RC and 4 core holes are planned for this area. Expansion drilling may increase the total number of holes to be drilled at Facilities.

A recent break-through in geologic understanding has significant implications for the modeling of and possible future mining of the Facilities Area.

Detailed examination of core indicates a low-angle stratigraphic unit that appears to control mineralization. This was not recognized previously in the reverse-circulation (chip type) drilling.

Gold and silver values can be placed within the stratigraphic layer on repeated assay data cross-sections. The strata can be projected east, up-dip to the range front break and located there on the surface. The western projection passes underneath the mine pit, through significant areas of no data.

There is much work to be done, but the tonnage and low strip ratio implications for the Facilities Area are encouraging. Other target areas may be re-drilled in light of the new interpretation.

Current additional drill results for the near surface Facilities Area mineralization include:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XR-07-08	145	195	50	0.020	44	59	15	0.686
	225	365	140	0.017	69	111	43	0.583
	505	540	35	0.014	154	165	11	0.480
XR-07-17	130	140	10	0.014	40	43	3	0.480
	150	200	50	0.010	46	61	15	0.343
	225	275	25	0.013	69	84	8	0.446
	345	380	35	0.010	105	116	11	0.343
XR-07-18	165	185	10	0.010	50	56	3	0.343
	255	275	20	0.010	78	84	6	0.343
	335	430	90	0.034	102	131	27	1.166
XR-07-13	105	150	45	0.011	32	46	14	0.377
	175	195	20	0.035	53	59	6	1.200
	270	315	45	0.011	82	96	14	0.377
	345	365	20	0.011	105	111	6	0.377
	505	540	35	0.010	154	165	11	0.343
XR-07-07	105	180	75	0.013	32	55	23	0.446
	195	410	215	0.012	59	125	66	0.418
XR-07-29	70	175	105	0.021	21	53	32	0.720
	230	240	10	0.032	70	73	3	1.097
	260	285	25	0.013	79	87	8	0.446
XR-07-09	30	55	25	0.013	9	17	8	0.446
	350	375	25	0.012	107	114	8	0.411
	505	535	30	0.011	154	163	9	0.377
	550	580	30	0.025	168	177	9	0.857
	600	640	40	0.012	183	195	12	0.411
XC-06-02	285	313	27	0.010	87	95	8	0.343
	390	410	20	0.010	119	125	6	0.343
	410	420	10	0.057	125	128	3	1.954

440	479	39	0.011	134	146	12	0.377
526	584	58	0.022	160	178	18	0.754
640	665	25	0.015	195	203	8	0.514

The (2007) target for the Facilities Area is a near-surface heap leachable resource, to be combined with the above ground materials in the nearby heap leach pads.

2. X-Cal is preparing a bulk sample from the above ground heap materials for column leach tests, as part of the overall program for the mineralization located east of the mine site in the Heaps and Facilities areas.

An access road has been built on Pad #1 in preparation for a 160 ton sample to be leach tested. The objective is a publishable resource figure for the Heaps within NI-43-101 regulations, inclusive of metallurgical testing by calendar year end.

3. At West Wood: drilling is in-filling the zone of mineralization and expanding it, both to the south and west.

An indication of a possible deeper zone located directly underneath the known high-grade mineralization will also continue to be tested (see March 8, 2007 press release).

Previous work outlined a mineralized area approximately 800 feet (250 meters) long and 320 feet (100 meters) wide. Earlier high-grade intercepts at West Wood can be reviewed in the NI-43-101 technical report for the property available at www.x-cal.com or on SEDAR.

The following West Wood drill result has both in-filled and expanded the mineralization to the west.

Current West Wood drill results:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XC-07-01	399	405	6	0.106	121	123	2	3.634
	405	423	18	0.021	123	129	5	0.720
	439	491	52	0.030	134	150	16	1.029
	491	516	25	0.017	150	157	7	0.583
	516	535	19	0.214	157	163	6	7.337
	535	545	10	0.031	163	166	3	1.042

There are significant areas of "no data" north of West Wood, parallel to the pit, in the intervening area between West Wood and the NW target, which are also prospective.

4. The NW target is located north-west of the pit, approximately 1,500 meters north of West Wood. It is one of the areas where exploration with the objective of a breakthrough new discovery is in progress. The January 2006 paper "Exploration Potential of the Sleeper Project" by Dr. Richard Sillitoe describes this and five other priority exploration targets.

Current drill core from the NW area has encountered a silicified sulphide breccia. From a geological perspective the hydrothermal alteration is apparent and encouraging. Drill testing of this area will continue.

The mine scale exploration targets described by Sillitoe will be tested in series (NW, then SW, etc).

A third drill will be added to the program at the earliest opportunity. The program is operating efficiently and can be accelerated.

Drilling, engineering and report preparation will continue throughout 2007 with the goals of: defining base resource for the project and making a breakthrough exploration discovery.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

The Sleeper drill samples were collected following standard industry practice and were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. QA/QC included the insertion of numerous standards and blanks into the sample stream.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit ourWebsite: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

April 10, 2007

3. **Press Release**

A Press release was disseminated on Tuesday, April 10, 2007.

4. **Summary of Material Change**

Exploration and development drilling continue at Sleeper. The Sleeper Gold Project is progressing well on several fronts. Updates on work in the Facilities Area, West Wood, and the NW Target are presented in the Schedule "A" Press Release, along with some current drill results. A bulk sample from the above ground heap materials is being prepared for column leach tests. Drilling, engineering and report preparation will continue with the goal of defining base resource and making a breakthrough exploration discovery.

5. **Full Description of Material Change**

See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on April 10, 2007.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** April 10, 2007

EXPLORATION and DEVELOPMENT DRILLING CONTINUES AT SLEEPER

The Sleeper Gold Project is progressing well on several fronts. The District Scale (30 square mile) Gold Property, located in Humboldt County Nevada, is 100% owned by X-Cal Resources Ltd.

1. At the Facilities Area: the holes necessary to publish resource numbers within NI-43-101 parameters by calendar year-end are being drilled. The Facilities Area is approximately 2,950 feet (900 meters) long and 1,300 feet (400 meters) wide. Within this area previous exploration programs had completed 178 drill holes.

During 2007 X-Cal has completed 23 reverse-circulation (RC) and 4 core holes to date. An additional 30 RC and 4 core holes are planned for this area. Expansion drilling may increase the total number of holes to be drilled at Facilities.

A recent break-through in geologic understanding has significant implications for the modeling of and possible future mining of the Facilities Area.

Detailed examination of core indicates a low-angle stratigraphic unit that appears to control mineralization. This was not recognized previously in the reverse-circulation (chip type) drilling.

Gold and silver values can be placed within the stratigraphic layer on repeated assay data cross-sections. The strata can be projected east, up-dip to the range front break and located there on the surface. The western projection passes underneath the mine pit, through significant areas of no data.

There is much work to be done, but the tonnage and low strip ratio implications for the Facilities Area are encouraging. Other target areas may be re-drilled in light of the new interpretation.

Current additional drill results for the near surface Facilities Area mineralization include:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XR-07-08	145	195	50	0.020	44	59	15	0.686
	225	365	140	0.017	69	111	43	0.583
	505	540	35	0.014	154	165	11	0.480
XR-07-17	130	140	10	0.014	40	43	3	0.480
	150	200	50	0.010	46	61	15	0.343
	225	275	25	0.013	69	84	8	0.446
	345	380	35	0.010	105	116	11	0.343
XR-07-18	165	185	10	0.010	50	56	3	0.343
	255	275	20	0.010	78	84	6	0.343
	335	430	90	0.034	102	131	27	1.166

XR-07-13	105	150	45	0.011	32	46	14	0.377
	175	195	20	0.035	53	59	6	1.200
	270	315	45	0.011	82	96	14	0.377
	345	365	20	0.011	105	111	6	0.377
	505	540	35	0.010	154	165	11	0.343
XR-07-07	105	180	75	0.013	32	55	23	0.446
	195	410	215	0.012	59	125	66	0.418
XR-07-29	70	175	105	0.021	21	53	32	0.720
	230	240	10	0.032	70	73	3	1.097
	260	285	25	0.013	79	87	8	0.446
XR-07-09	30	55	25	0.013	9	17	8	0.446
	350	375	25	0.012	107	114	8	0.411
	505	535	30	0.011	154	163	9	0.377
	550	580	30	0.025	168	177	9	0.857
	600	640	40	0.012	183	195	12	0.411
XC-06-02	285	313	27	0.010	87	95	8	0.343
	390	410	20	0.010	119	125	6	0.343
	410	420	10	0.057	125	128	3	1.954
	440	479	39	0.011	134	146	12	0.377
	526	584	58	0.022	160	178	18	0.754
	640	665	25	0.015	195	203	8	0.514

The (2007) target for the Facilities Area is a near-surface heap leachable resource, to be combined with the above ground materials in the nearby heap leach pads.

2. X-Cal is preparing a bulk sample from the above ground heap materials for column leach tests, as part of the overall program for the mineralization located east of the mine site in the Heaps and Facilities areas.

An access road has been built on Pad #1 in preparation for a 160 ton sample to be leach tested. The objective is a publishable resource figure for the Heaps within NI-43-101 regulations, inclusive of metallurgical testing by calendar year end.

3. At West Wood: drilling is in-filling the zone of mineralization and expanding it, both to the south and west.

An indication of a possible deeper zone located directly underneath the known high-grade mineralization will also continue to be tested (see March 8, 2007 press release).

Previous work outlined a mineralized area approximately 800 feet (250 meters) long and 320 feet (100 meters) wide. Earlier high-grade intercepts at West Wood can be reviewed in the NI-43-101 technical report for the property available at www.x-cal.com or on SEDAR.

The following West Wood drill result has both in-filled and expanded the mineralization to the west.

Current West Wood drill results:

HOLE	FROM feet	TO feet	LENGTH feet	Au opt	FROM meters	TO meters	LENGTH meters	Au gpT
XC-07-01	399	405	6	0.106	121	123	2	3.634
	405	423	18	0.021	123	129	5	0.720
	439	491	52	0.030	134	150	16	1.029
	491	516	25	0.017	150	157	7	0.583
	516	535	19	0.214	157	163	6	7.337
	535	545	10	0.031	163	166	3	1.042

There are significant areas of "no data" north of West Wood, parallel to the pit, in the intervening area between West Wood and the NW target, which are also prospective.

4. The NW target is located north-west of the pit, approximately 1,500 meters north of West Wood. It is one of the areas where exploration with the objective of a breakthrough new discovery is in progress. The January 2006 paper "Exploration Potential of the Sleeper Project" by Dr. Richard Sillitoe describes this and five other priority exploration targets.

Current drill core from the NW area has encountered a silicified sulphide breccia. From a geological perspective the hydrothermal alteration is apparent and encouraging. Drill testing of this area will continue.

The mine scale exploration targets described by Sillitoe will be tested in series (NW, then SW, etc).

A third drill will be added to the program at the earliest opportunity. The program is operating efficiently and can be accelerated.

Drilling, engineering and report preparation will continue throughout 2007 with the goals of: defining base resource for the project and making a breakthrough exploration discovery.

The contents of this release have been reviewed by Robert Thomason, M.Sc., who is a "Qualified Person" as defined by NI-43-101.

The Sleeper drill samples were collected following standard industry practice and were assayed by American Assay Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. QA/QC included the insertion of numerous standards and blanks into the sample stream.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project; uncertainties involved in the interpretation of

drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project, the Reese River Project and the Spring Valley Area Project. Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit ourWebsite: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740

Note: X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.

END